Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of the significant operating subsidiaries owned by Susquehanna.

1.	Susquehanna Bank PA, 9 East Main Street, Lititz, Pennsylvania; a bank and trust company organized under the Pennsylvania Banking Code of 1965.

2.	Susquehanna Bank, 59 West Washington Street, Hagerstown, Maryland; a bank and trust company organized under the Maryland Banking Code.

3.	Susquehanna Patriot Bank, 8000 Sagemore Drive, Suite 8101, Marlton, New Jersey; a bank and trust company organized under the New Jersey Banking Code.